SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF


                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 20, 2004

                                 --------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                Yes: |_| No: |X|


Enclosures:

     1 - Press release dated January 16, 2004 -- "TURKCELL Passes the
         Qualification Round in Iran"
     2 - Press release dated January 20, 2004 -- "TURKCELL Achieves 21%
         Subscriber Growth to 19 Million in 2003"
     3 - Form on Announcement of Special Situations

[graphic omitted]



                                                      FOR IMMEDIATE RELEASE

                TURKCELL PASSES THE QUALIFICATION ROUND IN IRAN

Istanbul, Turkey: January 16, 2004-Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that, the Irancell consortium led by Turkcell has qualified, after the preliminary evaluation stage, to bid for Iran's mobile license tender.

Turkcell continues to evaluate the tender and have not yet made a final decision regarding its participation.




                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:

Contact:

Turkcell:                                       Citigate Dewe Rogerson
Investors:                                      Europe:
Koray Ozturkler, Investor Relations             Kate Delahunty
Tel: + 90 212 313 1500                          Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr          Email: kate.delahunty@citigatedr.co.uk
                                                Toby Moore
Murat Borekci, Investor Relations               Tel:+ 44-20/7282-2999
Tel: + 90 212 313 1503                          Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr            or
investor.relations@turkcell.com.tr
                                                United States:
Media:                                          Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications          Tel: + 1-201-499-3500
Tel: + 90 212 313 2310                          Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr             jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90 212 313 2309
Email: bahar.erbengi@turkcell.com.tr


[LOGO OMITTED]



                                                           FOR IMMEDIATE RELEASE



          TURKCELL ACHIEVES 21% SUBSCRIBER GROWTH TO 19 MILLION IN 2003


Istanbul, Turkey: January 20, 2004-Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that its subscriber base climbed to 19.0 million as of December 31, 2003 from 15.7 million as of December 31, 2002, an increase of 21%.

In the last quarter of 2003, Turkcell's net new subscribers amounted to 810,801, raising its total number of mobile subscribers to 19.0 million as of December 31, 2003 from 18.2 million subscribers at the end of the third quarter. Postpaid subscribers increased to 4.8 million and the number of prepaid subscribers reached 14.2 million, a 6% quarter-on-quarter rise. New gross subscribers acquired in 2003 consisted of 91% prepaid and 9% postpaid subscribers.

Mr. Muzaffer Akpinar, CEO, noted that Turkcell's emphasis on customer relationship management and churn prevention efforts, together with improved consumer sentiment, fueled the Company's subscriber growth in 2003. Although the improvement in Turkcell's subscriber base is moderate in comparison to the previous year's growth of 29%, in line with macroeconomic developments in Turkey, the expansion of Turkcell's subscriber base in 2003 exceeded expectations, Mr. Akpinar added.





                               www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.




For further information please contact:



Contact:

Turkcell:                                                   Citigate Dewe Rogerson
Investors:                                                  Europe:
Koray Ozturkler, Investor Relations                         Kate Delahunty
Tel: +90 212 313 1500                                       Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr                      Email: kate.delahunty@citigatedr.co.uk
                                                            Toby Moore
Murat Borekci, Investor Relations                           Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                                      Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr                        or
investor.relations@turkcell.com.tr
                                                            United States:
Media:                                                      Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications                      Tel: +1-201-499-3500
Tel: + 90 212 313 2310                                      Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr                         jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS



Turkcell Iletisim Hizmetleri A.S.


Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22


Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.



THE CHAIRMAN OF THE CAPITAL MARKETS BOARD


                                                              ANKARA



Special Subjects:


On March 2, 2001 Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines until the required price adjustment was accepted. Following the commercial court's decision against Turkcell on December 26, 2002, Turkcell filed an appeal with the Court of Appeals. On January 18, 2004, Turkcell's appeal was rejected. This development will not have a cash effect on Turkcell's financials going forward as after the decision of the commercial court on December 26 2002, the injunction was removed and Turkcell had been making payments to Turk Telekom at increased rates.








We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                            TURKCELL ILETISIM HIZMETLERI A.S.


                                    Koray Ozturkler          Serkan Okandan
                                    Investor Relations       Financial Reporting
                                    20.01.2004, 09:30        20.01.2004, 09:30

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.


Date:    January 20, 2004                  By:  /s/ MUZAFFER AKPINAR
                                                ------------------------
                                                Name:    Muzaffer Akpinar
                                                Title:   Chief Executive Officer